

Mail Stop 3628

April 9, 2010

By Facsimile and U.S. Mail

Anthony M. Sanfilippo
President and Chief Executive Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

> **Re: Pinnacle Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 2, 2010**
> **File No. 1-13641**

Dear Mr. Sanfilippo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Please revise to state that the proxy statement and form of proxy are "preliminary copies." Refer to Rule 14a-6(e)(1).

2. Please revise to identify each participant in your solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

3. Please briefly describe each shareholder proposal in the letter to shareholders and the notice.

4. Please revise to include a background discussion of the contacts between the AFL-CIO and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the AFL-CIO and the material details of any discussions or correspondence.

5. Please revise to state whether the nominees have consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

6. Please revise to identify the color of your proxy card.

Closing Information

Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                              Sincerely,

                              Peggy Kim
                              Special Counsel
                              Office of Mergers & Acquisitions